Exhibit 21.1

Subsidiaries of Registrant

1. Aquamed Technologies, Inc., a corporation organized under the laws of California.

2. Oculus Technologies of Mexico, S.A. de C.V., a corporation organized under the laws of Mexico.

3. Oculus Innovative Sciences Netherlands B.V., a corporation organized under the laws of the Netherlands.